Via EDGAR

February 19, 2013

Ms. Suzanne Hayes
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011

Dear Ms. Hayes:

This letter is in response to your letter of February 4, 2013 concerning the above filing. We are in the process of responding to your comments, but are requesting an extension until February 26, 2013 to allow additional time to compile our response. If you have any questions or concerns, please do not hesitate to contact me at (980) 386-5083.

Sincerely

/s/ Michael Pressman
Michael Pressman

Assistant General Counsel